Mr. Thomas Jones
Senior Attorney
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Mail Stop 6010

Re: Micropac Industries, Inc.
Form 10-KSB for Fiscal Year Ended November 30, 2004
Filed January 31, 2005 and amended August 22, 2005
File no. 0-05109
Dear Mr. Jones

This letter is Micropac Industries, Inc.'s response to your letter dated November 9, 2005. Following are the Company's responses to the 4 additional comments.

The Company will modify cover page to state the market value of voting common equity held by non-affiliates and remove the disclaimer.

The Company will amend Item 8A to limit conclusion that controls and procedures were effective.

Company will file consent of third party pursuant to Rule 436 as Exhibit 10.10 in Item 14.

All exhibits were signed and the Company will include in Item 14 of the amendment.

Included is a draft copy of 10KSB/A Amendment Two to expedite your review.

Sincerely,

/s/ Mark King

Mark King
President and Chief Executive Officer



/s/ Patrick Cefalu

Patrick Cefalu
Chief Financial Officer

                    U. S. Securities and Exchange Commission
                             Washington, D. C. 20549
                                 Second Amended
                                  Form 10-KSB/A
                             Dated November 22, 2005


(Mark One)

(X) ANNUAL REPORT UNDER SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 (Fee Required)

                   For the fiscal year ended November 30, 2004


(_) TRANSITION REPORT UNDER SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 (No Fee Required)

               For the transition period from ________ to ________
                          Commission file number 0-5109

                            MICROPAC INDUSTRIES, INC.

          DELAWARE                                               75-1225149
          --------                                               ----------
(State or other jurisdiction of                               (I.R.S. Employer
incorporation or organization)                               Identification No.)

905 E. WALNUT STREET                                                75040
GARLAND, TEXAS                                                   (Zip Code)

                    Issuer's telephone number (972) 272-3571

          Securities to be registered under Section 12 (b) of the Act:

Title of each class                    Name of each exchange on which registered

________________________________       _________________________________________

________________________________       _________________________________________


          Securities to be registered under Section 12 (g) of the Act:

                           COMMON STOCK $.10 par value
                           ---------------------------

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No
                                                             ---   ---

Check if there is no disclosure of delinquent filers pursuant to Item 405 of Regulation S-K contained in this form, and no disclosure will be contained, to the best of registrant's knowledge, in any definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. [ ]

Revenues for its most recent fiscal year: $15,356,000


Based on approximately 22,544 shares publicly traded during November 2004, the aggregate market value of the voting common stock held by non-affiliates of the registrant (based on the average of the bid and asked prices reported on the Over-the-Counter ("OTC") Bulletin Board system on November 30, 2004 was approximately $2,660,000. For purposes of such calculation, shares of Common Stock held by each executive officer and director and by each person who owns more than 5% of the outstanding Common Stock have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.


                   (APPLICABLE ONLY TO CORPORATE REGISTRANTS)
The number of shares outstanding of the issuer's only class of common equity, as of the latest practicable date was 2,578,315 as of November 30, 2004.

                          DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's definitive Proxy Statement dated January 28, 2005 for the Annual Meeting of Shareholders to be held on March 4, 2005 (the "Proxy Statement") are incorporated by reference into Part III of this Form 10-KSB.

              EXPLANATORY NOTE TO AMENDMENT NO. 2 ON FORM 10-KSB/A

         This is Amendment No. 2 to the Registrant's annual report on Form 10-KSB for the year ended November 30, 2004, which was originally filed with the Securities and Exchange Commission on January 31, 2005 as amended by Amendment No. 1 filed with the Securities and Exchange Commission on August 22, 2005. This Amendment No. 2 is being filed in response to comments provided by the SEC staff in a Comment Letter dated November 9, 2005.

         Cover Page has been revised to reflect the aggregate market value of the voting common stock held by non-affiliates of the registrant.

         Item 8A, "Controls and Procedures" of the Form 10-KSB has been modified or revised in this Amendment No. 2 to reflect modifications and/or additional information requested in the SEC Comment Letter.

         Item 14, Exhibits and Reports has been modified or revised in this Amendment No. 2 to reflect modifications and/or additional information requested in the SEC Comment Letter.

         This Amendment No. 2 does not modify or update disclosures presented in the original Form 10-KSB, except as required to reflect the modifications or additional information in Item 8A, "Controls and Procedures" and Item 14, Exhibits and Reports requested in the SEC Comment Letter. Accordingly, this Amendment No. 2 should be read in conjunction with the Company's filings made with the Securities and Exchange Commission subsequent to the original filing date of the Form 10-KSB, including Amendment No. 1 to its Annual Report on Form 10-KSB for the year ended November 30, 2004 (which was filed with the Securities and Exchange Commission on January 31, 2005) to expand disclosures, add items that were incorporated by reference, and add exhibits which was filed with the Securities and Exchange Commission on August 22, 2005.

Item 8A. Controls and Procedures
--------------------------------

The Company maintains disclosure controls and procedures designed to ensure that information required to be disclosed in reports filed under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the specified time periods. Disclosure controls are also designed with the objective of ensuring that this information is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure. As of the end of the period covered by this report, the Company's management, including the Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the Company's disclosure controls and procedures. Based on the evaluation, which disclosed no significant deficiencies or material weaknesses, the Chief Executive Officer and Chief Financial Officer each concluded that the Company's disclosure controls and procedures are effective.

Item 14.  Exhibits and Reports on Form 8-K
------------------------------------------

(a)      Exhibits

         10.1 Document of Understanding between Advanced Energy Industries and affiliates.

         10.2     Promissory Note

         10.3     Employment Agreement Of Chief Executive Officer

         10.4     Employment Agreement of Chief Financial Officer

         10.5     Employment Agreement of Chief Operating Officer

         10.7     Shareholder Agreement

         10.8 Ancillary Agreement dated February 19, 1987 by and between the Company, the Hempels and the Proxy Holders

         10.10    Consent of Independent Third Party on Stock Purchase

                                   SIGNATURES


Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                MICROPAC INDUSTRIES, INC.



                                                By: /s/ Mark King
                                                   -----------------------------
                                                   Mark King, President
                                                   and Chief Executive Officer
                                                   (Principal Executive Officer)




                                                By: /s/ Patrick Cefalu
                                                   -----------------------------
                                                   Patrick Cefalu, CFO and
                                                   Principal Accounting Officer

Dated:  11/22/2005